Mail stop 3561

      September 14, 2005


Mr. James Nicol
Chief Executive Officer
Tomkins plc
East Putney House
84 Upper Richmond Road
London, SW15 2ST
United Kingdom

      Re:	Tomkins plc
      Form 20-F for the year ended January 1, 2005
      File No. 001-13634
		Filed June 28, 2005

Dear Mr. Nicol:

      We have reviewed your response letter dated September 2,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended January 1, 2005

Note 2 - Summary of Significant Accounting Policies, page F-7 Revenue Recognition, page F-7
1. We note your response to prior comment 2. In future filings, please provide the disclosures required by Rule 5-02(3)(c) of Regulation S-X for receivables due under long term contracts.

Product Warranties, page F-9
2. We note your response to prior comment 3. Please provide disclosure in future filings of your accounting policy for product recall related liabilities. Provide your intended disclosure.

Note 4 - Acquisitions and Disposals, page F-11
3. We note your response to prior comment 5. It is not apparent from your response what impact the reclassification of the Dearborn Mid-
West Conveyor Company ("Dearborn") had on the financial statements ended January 1, 2005. Please tell us the impact of Dearborn on continuing operations for the fiscal year ended January 1, 2005. In addition, explain why you were unable to secure a fair sale price for
Dearborn and tell us if the Dearborn assets were subsequently evaluated for impairment. In this regard, please specifically tell us if the inability to secure a specific price for this business led management to conclude that the market price of the asset group may be significantly decreased and whether this impacted your assessment and evaluation in determining an estimate of fair value for impairment testing under the guidance in paragraphs 8 and 22 of FAS
144.

In future filings, please disclose the effect on results of operations for the current and prior periods presented of management`s decision not to discontinue the Dearborn operations.

Note 6 - Income Taxes, page F-18
4. We note your response to prior comment 7.  It is unclear from your
response the nature of items related to the 2003 reversal of
$147.9
million. Please explain to us the nature of the items in question.
In addition, for each item with a significant related reserve, explain to us why it was appropriate to reverse the reserve in fiscal
2003.

* * * * *


Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Tracie Northan at 202-551-3311, Joe Foti at 202-551-
3816
or me at 202-551-3812 if you have any questions on our comments.



Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Kenneth Lever, CFO
		44 20 8874 3882


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Mr. James Nicol
Tomkins plc
September 14, 2005
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